SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
April 5, 2010
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	14	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		15,871,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,326,174

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,600,000

WITH	10	SHARED DISPOSITIVE POWER

		32,598,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,198,146

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.9%[1]

14	TYPE OF REPORTING PERSON

	IN
1   See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	14	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%[2]

14	TYPE OF REPORTING PERSON

PN
2   See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	14	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,234,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,826,655

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,234,254

WITH	10	SHARED DISPOSITIVE POWER

		24,826,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,060,909

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.4%[3]

14	TYPE OF REPORTING PERSON

	IN
3   See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	14	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,958,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		25,958,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,215,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.3%[4]

14	TYPE OF REPORTING PERSON

	IN
4 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	14	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[5]

14	TYPE OF REPORTING PERSON

OO
5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	14	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,402,115

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,402,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,402,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7% [6]

14	TYPE OF REPORTING PERSON

OO
6 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	14	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%[7]

14	TYPE OF REPORTING PERSON

CO
7 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	14	Pages
     This Amendment No. 13 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 13. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 3, 4, 5 and 6 are hereby amended to the extent hereinafter expressly set forth.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On April 5, 2010, each of Sillerman and his spouse, Laura Baudo Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos, and TTERB purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “April 5 Private Placement”), 90 units at an aggregate purchase price of $90,000 or $1,000 per unit. Each unit consists of (x) one share of newly issued Series A Convertible Preferred Shares, and (y) one warrant to purchase up to 9,866.79 shares of Common Stock at an exercise price of $0.3041 per share (the “April 5 Private Placement Warrants”). Sillerman and his spouse used personal funds of $90,000, Kanavos and his spouse used personal funds of $90,000 and TTERB used working capital of $90,000 to fund the purchase of their units.
ITEM 4. Purpose of the Transaction.
     Item 4 of the Statement is hereby amended to add the following information:

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	14	Pages
     Sillerman and his spouse, Kanavos and his spouse and TTERB purchased their units from the Issuer in the April 5 Private Placement for investment purposes and to provide the Issuer with working capital.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (c) thereof:
     (a) As of the date of this Statement:
     Sillerman beneficially owns (i) directly 20,041,925 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned by Sillerman; (B) 2,400,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share; (C) 200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share; (D) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2335 per share8; (E) 2,055,498 shares of Common Stock issuable upon the exercise of the warrants held by Sillerman and his spouse that are presently exercisable at $0.2919 per share; (F) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2433 per share9; and (G) 888,011 shares of Common Stock issuable upon the exercise of the April 5 Private Placement Warrants held by Sillerman and his spouse that are presently exercisable at $0.3041 per share) and (ii) indirectly 15,156,221 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; (E) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2184 per share10; (F) 362,637 shares of Common Stock issuable upon the

[8]	The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid dividends) divided by the conversion price. Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price. If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

[9]	The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid dividends) divided by the conversion price. Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) April 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price. If at any time the closing price of the shares of Common Stock is at least $2.02 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

[10]	The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	14	Pages
exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.273 per share; (G) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2328 per share11; (H) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.291 per share; and (I) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 45.9% of the 76,732,258 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 11,328,382 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.
     Kanavos beneficially owns (i) directly 20,653,298 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 9,547,802 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 300,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (G) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; (H) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2184 per share12; (I) 362,637 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.273 per share; (J) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (K) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.2328 per share13; (L) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.291 per share; (M) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2335 per share14; (N) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by include any accrued and unpaid dividends) divided by the conversion price. Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) February 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price. If at any time the closing price of the shares of Common Stock is at least $1.82 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

[11]	The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid dividends) divided by the conversion price. Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price. If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

[12]	See Note 10.

[13]	See Note 11.

[14]	See Note 8.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	14	Pages
Kanavos and his spouse that are presently exercisable at $0.2919 per share; (O) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2433 per share15; and (P) 888,011 shares of Common Stock issuable upon the exercise of the April 5 Private Placement Warrants held by Kanavos and his spouse that are presently exercisable at $0.3041 per share); and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 34.4% of the 75,655,118 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 10,251,242 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 25,958,985 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 4,123,264 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (F) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2184 per share16; (G) 362,637 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.273 per share; (H) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2328 per share17; (I) 618,557 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.291 per share; (J) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2335 per share11; (K) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2919 per share; (L) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2433 per share19; (M) 888,011 shares of Common Stock issuable upon the exercise of the April 5 Private Placement Warrants held by TTERB that are presently exercisable at $0.3041 per share; and (N) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 34.3% of the 76,355,116 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 10,951,240 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 8.3% of the 65,403,876 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest

[15]	See Note 9.

[16]	See Note 10.

[17]	See Note 11.

[18]	See Note 8.

[19]	See Note 9.

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	14	Pages
in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
(b)	As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman (i) possesses sole voting power and sole dispositive power over 15,871,972 and 2,600,000 shares of Common Stock, respectively, and (ii) possesses shared voting power and dispositive power over 19,326,174 and 32,598,146 shares of Common Stock, respectively.
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,234,254 shares of Common Stock and possesses shared voting power and dispositive power over 24,826,655 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 25,958,985 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) Except for the purchases of the units described herein pursuant to the April 5 Private Placement, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 12 on March 18, 2010.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     On April 5, 2010, each of Sillerman and his spouse, Kanavos and his spouse and TTERB and the Issuer entered into subscription agreements, pursuant to which Sillerman and his spouse, Kanavos and his spouse and TTERB purchased an aggregate of 270 units from the Issuer in the April 5 Private Placement. The units were purchased for aggregate consideration of $270,000. Under the terms of the April 5 Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.3041 per share, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants. The April 5 Private Placement Warrants have five-year terms and are immediately exercisable
     The foregoing description of the April 5 Private Placement Warrants is qualified in its entirety by reference to the text of the form of warrant, which is listed as and incorporated by reference with Amendment No. 11 as Exhibit 22 and is incorporated herein by reference.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: April 9, 2010	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman

CUSIP No.	302709-100	SCHEDULE 13D	Page	14	of	14	Pages

By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc. Its: General Partner

Dated: April 9, 2010	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: April 9, 2010	/s/ Brett Torino
Brett Torino

Dated: April 9, 2010	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: April 9, 2010	TTERB Living Trust

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: April 9, 2010	Atlas Real Estate Funds, Inc.

By: Name:	/s/ Paul Kanavos Paul Kanavos
Title:	President